Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of October 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: October 11  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

PRESS RELEASE

OTE applies GRI G3 Framework - meeting world’s best practice in Sustainability Reporting

Athens, October 11th, 2007 – Hellenic Telecommunications Organization SA (OTE), Greece’s largest telecommunications operator, announced today that it is one of the first Greek companies to apply the latest ‘G3’ Sustainability Reporting Guidelines of the international standardization network Global Reporting Initiative (GRI). OTE released its 2006 Corporate Social Responsibility Report on June 21st 2007, at the Annual General Assembly of Shareholders, and has received GRI’s Application Level Check, confirming that the Group’s Report meets the Level C standard of GRI’s ‘G3’ Guidelines.

The GRI network has pioneered the development of the world’s most widely used sustainability reporting framework, setting out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance. To date more than 1000 organizations, including many of the world’s leading brands, have declared their voluntary adoption of the GRI guidelines worldwide. Since their release in September 2006, the G3 Guidelines have become the de facto global standard for sustainability reporting. The GRI is also a collaborating centre of the United Nations Environment Programme.

On the occasion of the “G3” application, OTE’s Corporate Communications Director, Mrs Deppie Tzimea commented: “The OTE 2006 CSR report reflects the clear commitment of our company to systemize and deepen our CSR strategy as part of the company’s strategic business plan, aimed at making OTE more responsive and flexible within an increasingly competitive environment. Senior management recognizes the importance of reporting on OTE’s economic, environmental and social impacts – and our existing CSR programmes – according to recognized international criteria that illustrate and convey the value we place on dialogue, transparency and accountability.”

ABOUT OTE:

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers. Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and most recently in Romania. At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and their portfolio of solutions ranges from broadband services, fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Additional information is also available on www.ote.gr.

FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA OFFICE / OTE CORPORATE COMMUNICATION DEPARTMENT

Tel. (+30) 210-6117434

Fax. (+30) 210-6115825

E-mail: media-office@ote.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: October 11, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Operating Officer